December 29, 2005


Mr. William Choi, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS 3561
Washington, DC 20549-7010


RE:     Publix Super Markets, Inc.
        Form 10-K for the fiscal year ended December 25, 2004, filed March 10, 2005
        Forms 10-Q for the fiscal quarters ended March 26, 2005, June 25, 2005 and September 24, 2005, filed May 5, 2005, August 4, 2005 and November 3, 2005
        File No. 0-00981

Dear Mr. Choi:

This letter is in response to your letter dated December 27, 2005. We contacted Regina Balderas, Staff Accountant, regarding an extension of the deadline for our response. She indicated we should inform you of the date we expected to complete our response in a letter filed through EDGAR. We will respond to your comments by January 24, 2006. We are requesting the additional time to respond because several of our associates involved in the financial reporting and disclosure process are on vacation until January 3, 2006.


Sincerely,


/s/  David P.  Phillips
-------------------------------------
David P. Phillips
Chief Financial Officer and Treasurer